Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2019 Financial Results

Conference call and webcast: today, March 4th, 9:00 am ET

Rehovot, Israel – March 4, 2020 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN.TA), a leading company in leveraging computational biology to design novel products for life-science-based industries, announces today its financial results for the fourth quarter and full year, ending December 31, 2019.

Ofer Haviv, Evogene's President and CEO, stated, "2019 has been a turning point year in the life of the company, with the completion of the organizational plan introduced at the beginning of 2018.

"The rationale behind this change was to capture the value of our diverse capabilities in computational biology. To this end, we established dedicated subsidiaries in specific markets, while at the heart of all activities is Evogene’s unique technology, the CPB (Computational Predictive Biology) platform serving as the subsidiaries’ core technological advantage.

"The transition to this structure was completed in 2019 with the establishment of Lavie Bio (ag-biologicals) and Canonic (medical cannabis), joining the companies Biomica (human microbiome based therapeutics) and AgPlenus (ag-chemicals), which were established in the last two years, and joining the more long-standing, Casterra (ag-solutions for castor oil production).

"Evogene will continue to focus on maintaining the technological edge of the CPB platform leveraging the revolutions in Big Data and Artificial Intelligence while incorporating a deep understanding of biology, and the subsidiaries will continue to utilize this platform to support their product development pipeline.

"The initial achievements reached by our subsidiaries during 2019, presented below, are confirmation that the undertaking of this strategic and organizational change was warranted and we look forward to the fruit of this new strategy in the coming years, as demonstrated by the following targeted milestones for 2020."

2019 Highlights

Lavie Bio

•	Investment in Lavie Bio by Corteva Agriscience, a major US agricultural chemical and seed company -

o
Lavie Bio secured an external strategic equity investment from Corteva, which included $10 million dollars in cash and the transfer of Corteva’s holdings in its subsidiary, Taxon Biosciences, in exchange for approximately 28% of Lavie Bio’s shares.

•	Advancement of Lavie Bio’s bio-stimulants for wheat program in line with plans -

o
Lavie Bio advanced its leading product candidate LAV211 to ‘development stage 2’, while continuing the development of additional product candidates. LAV211 has shown consistent positive results in multiple trials, demonstrating up to 25% yield improvement in target locations.

•
Advancements in bio-fungicide and bio-insecticide product programs including the successful completion with positive results of vineyard trials in Europe in its bio fungicide program for fruit and vegetables.

Biomica

•	Advancement of Biomica’s immuno-oncology program with completion of a first pre-clinical study with positive results.

•	Initiation of pre-clinical trials in Biomica’s GI related disorders program.

•
Collaboration between Biomica and Weizmann Institute of Science to develop a selective treatment against antibiotic resistant bacteria - in-licensing IP and knowhow generated by Prof. Ada E. Yonath, Nobel Prize laureate.

Canonic

•	Initiation of the development of Canonic’s cannabis varieties for medical cannabis products -

o	received regulatory approvals for its activities,

o	established dedicated facilities for cannabis breeding,

o	successfully imported a diverse genetic collection for its product development program, and

o	completed two cannabis growth cycles.

AgPlenus

•
Progress achieved in AgPlenus’ herbicide pipeline with ‘Hit-to-Lead’ optimization efforts, including promising greenhouse results of compounds confirming a new mode of action. New mode-of-action herbicides are expected to provide a solution to the problem of growing weed resistance to existing commercial solutions.

Casterra

•	Advancement of Casterra’s semi-commercial trials, which led to the decision to focus company efforts on the Brazilian market.

Targeted 2020 Milestones

Looking forward to 2020, the Company’s subsidiaries target to reach the following described milestones.

Lavie Bio

•	File for regulatory approval for a wheat bio stimulant product and to advance to the pre-commercialization phase in preparation for its targeted 2022 commercialization.

•	Initiation of additional trials in its bio fungicide program for fruit and vegetables in preparation for phase advancement.

Biomica

•	Extend pre-clinical studies in its immuno-oncology program.

•	Initiate the scale-up process and first GMP production of drug candidates towards ‘first in man’ proof-of-concept clinical trials in 2021.

Canonic

•	Demonstrate yield improvement in its unique cannabis lines, in preparation for commercialization of a first product in early 2022.

•	Conduct pre-clinical studies to support the development of Canonic’s medical cannabis products.

AgPlenus

•	Enter a later stage collaboration agreement based on its internal herbicide pipeline.

•	Reach the phase of a "lead" chemical (an important milestone towards commercialization).

Casterra

•	Initial commercial castor seed sales in Brazil.

"An on-going effort for the Company and its subsidiaries is to identify and evaluate alternatives to address their financial needs to support and accelerate their continuing development efforts. We aim to do so in a manner that will provide both the required resources to support and accelerate the subsidiaries’ activities; while at the same time maintaining shareholder value for Evogene shareholders, as demonstrated by the Corteva investment in Lavie Bio. " Mr. Haviv concluded

Consolidated financial results for the period ending December 31, 2019:

Cash position:  As of December 31, 2019, Evogene had approximately $47 million in consolidated net cash, short-term bank deposits and marketable securities. The Company cash usage amounted to $17.6 million during the full year of 2019 and $5.2 million during the fourth quarter of 2019, in range with its cash usage estimate for 2019 of $16 to $18 million dollars.

$17.6 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio, including a $10 million investment received from Corteva during the third quarter of 2019.

For the full year of 2020, the Company estimates that its cash usage, excluding cash usage of Lavie Bio or payments from a significant collaboration, will be within the range of 14-16 million dollars. This cash use is mostly appropriated to Evogene's subsidiaries, mainly Biomica, AgPlenus, Canonic and Evogene's expenses as a public company such as D&O insurance and others.

Evogene does not have bank debt.

Revenues for the full year of 2019, were $0.8 million versus $1.8 million in 2018. Revenues for the fourth quarter of 2019, were $0.1 million versus $0.6 million in the same period the previous year. Revenues primarily consist of third-party research and development payments. These revenues represent R&D cost reimbursement and milestone payments under our various collaboration agreements. The majority of these agreements also provide for royalties or other forms of revenue sharing from successfully developed products.

Gross profit in 2019 was $419 thousand in comparison to $295 thousand in 2018. Gross profit for the fourth quarter of 2019 was $35 thousand in comparison to $8 thousand in the fourth quarter of 2018.

R&D expenses in 2019 were $15.8 million in comparison to $14.7 million in 2018. R&D expenses for the fourth quarter of 2019 were $5.2 million in comparison to $3.9 million in the fourth quarter of 2018. R&D expenses mostly represent product development activities of the Company and its subsidiaries, which include computational work, lab & greenhouse assays, field-trials and pre-clinical studies carried out by third parties.

The increase in R&D expenses during the quarter is attributed to payments made to third parties for (i) pre-clinical studies conducted for Biomica and (ii) field trials conducted in target locations for Lavie Bio, as well as (iii) the acquisition of a genomic-unique seed collection for Canonic.

Operating loss in 2019 was approximately $21 million in comparison to $20 million in 2018. Operating loss for the fourth quarter of 2019 was $6.9 million in comparison to $5.3 million in the fourth quarter of 2018.

Net financing income in 2019 was $2.1 million in comparison to net financing expense of $0.8 million in 2018. Net financing income for the fourth quarter of 2019 was $0.2 million in comparison to net financing expense of $0.6 million in the fourth quarter of 2018.

Loss for the full year of 2019 was approximately $19 million in comparison to a loss of approximately $21 million during 2018. Loss for the fourth quarter of 2019 was $6.7 million in comparison to a loss of $5.8 million during fourth quarter of 2018.

Conference Call & Webcast Details:

Date: March 4th, 2020

Time: 9:00am EST; 16:00  Israel time

Dial-in: 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally

Webcast: Available at www.evogene.com.

Replay Information: A replay of the conference call will be available approximately three hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5904 internationally. The replay will be accessible through March 6, 2020, and an archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (NASDAQ:EVGN, TASE: EVGN.TA) is a leading company in leveraging computational biology to design novel products for life-science-based industries including human health, agriculture, and industrial applications. Leveraging Big Data and Artificial Intelligence while incorporating a deep understanding of biology, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform, to computationally design microbes, small molecules and genes as the core components for life-science products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production. For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority, as well as a result of the Cornonavirus. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2019	2018
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$34,748	$5,810
Marketable securities	2,128	26,065
Short-term bank deposits	10,000	22,592
Trade receivables	72	160
Other receivables and prepaid expenses	2,079	861

	49,027	55,488
LONG-TERM ASSETS:
Long-term deposits	9	19
Operating lease right-of-use-assets	2,671	-
Property, plant and equipment, net	2,583	3,187
Intangible assets, net	17,074	-

	22,337	3,206

	$71,364	$58,694
CURRENT LIABILITIES:
Trade payables	$1,001	$1,015
Employees and payroll accruals	2,071	2,081
Operating lease liability	895	-
Liabilities in respect of government grants	37	988
Deferred revenues and other advances	386	412
Other payables	1,339	935

	5,729	5,431
LONG-TERM LIABILITIES:
Operating lease liability	2,076	-
Liabilities in respect of government grants	3,325	2,898
Deferred revenues and other advances	9	28
Severance pay liability, net	8	31

	5,418	2,957
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 25,754,297 at December 31, 2019 and December 31, 2018, respectively	142	142
Share premium and other capital reserve	205,904	187,701
Accumulated deficit	(155,902)	(137,790)

Equity attributable to equity holders of the Company	50,144	50,053

Non-controlling interests	10,073	253

Total equity	60,217	50,306

	$71,364	$58,694

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited

Revenues	$753	$1,747	$116	$635
Cost of revenues	334	1,452	81	627

Gross profit	419	295	35	8

Operating expenses:

Research and development, net	15,791	14,686	5,164	3,858
Business development	2,029	2,084	609	474
General and administrative	3,765	3,514	1,143	943

Total operating expenses	21,585	20,284	6,916	5,275

Operating loss	(21,166)	(19,989)	(6,881)	(5,267)

Financing income	2,461	1,413	269	217
Financing expenses	(386)	(2,206)	(56)	(783)

Financing income (expenses), net	2,075	(793)	213	(566)

Loss before taxes on income	(19,091)	(20,782)	(6,668)	(5,833)
Taxes on income (tax benefit)	24	30	24	(4)

Loss	$(19,115)	$(20,812)	$(6,692)	$(5,829)

Attributable to:
Equity holders of the Company	(18,112)	(20,758)	(6,078)	(5,801)
Non-controlling interests	(1,003)	(54)	(614)	(28)

	$(19,115)	$(20,812)	$(6,692)	$(5,829)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.70)	$(0.81)	$(0.24)	$(0.23)

Weighted average number of shares used in computing basic and diluted loss per share	25,754,297	25,753,411	25,754,297	25,754,297

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited
Cash flows from operating activities

Loss	$(19,115)	$(20,812)	$(6,692)	$(5,829)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	2,395	2,020	489	513
Amortization of Intangible assets	374	-	180	-
Share-based compensation	1,578	1,731	776	360
Net financing expenses (income)	(2,414)	694	232	544
Loss from sale of property, plant & equipment	12	-	-	-
Taxes on income (tax benefit)	24	30	24	(4)

	1,969	4,475	1,701	1,413
Changes in asset and liability items:

Decrease (increase) in trade receivables	88	(28)	75	76
Decrease (increase) in other receivables	(1,250)	95	(650)	716
Decrease (increase) in long-term deposits	(10)	-	(10)	2
Increase (decrease) in trade payables	(122)	(114)	68	303
Decrease in severance pay liability, net	(23)	-	(20)	-
Increase (decrease) in employees and payroll accruals	(10)	(132)	237	172
Increase in other payables	375	183	378	173
Increase (decrease) in deferred revenues and other advances	(45)	(165)	268	(194)

	(997)	(161)	346	1,248

Cash received (paid) during the period for:

Interest received	803	1,360	111	221
Taxes paid, net	(24)	(23)	(24)	-

Net cash used in operating activities	(17,364)	(15,161)	(4,558)	(2,947)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited
Cash flows from investing activities

Purchase of property, plant and equipment	$(900)	$(374)	$(382)	$(118)
Proceeds from sale of marketable securities	27,084	63,639	4,257	30,205
Purchase of marketable securities	(1,637)	(31,700)	-	(17,299)
Proceeds from (investment in) bank deposits, net	12,592	(14,212)	19,267	(10,092)

Net cash provided by investing activities	37,139	17,353	23,142	2,696

Cash flows from financing activities

Proceeds from exercise of options	-	9	-	-
Proceeds from government grants	493	354	87	133
Issuance of subsidiary ordinary shares	10,000	-	-	-
Repayment of operating lease liability	(899)	-	(165)	-
Repayment of government grants	(590)	(66)	(4)	(1)

Net cash provided by (used in) financing activities	9,004	297	(82)	132

Exchange rate differences - cash and cash equivalent balances	159	(114)	(221)	219

Increase in cash and cash equivalents	28,938	2,375	18,281	100

Cash and cash equivalents, beginning of the period	5,810	3,435	16,467	5,710

Cash and cash equivalents, end of the period	$34,748	$5,810	$34,748	$5,810

Significant non-cash activities

Acquisition of property, plant and equipment	$216	$80	$216	$80
Increase of operating lease right-of-use-assets	$3,437	-	$88	-
Acquisition of intangible assets	$17,448	-	-	-